February 10, 2012

VIA EDGAR

Mr. Joel Parker

Accounting Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Seattle Genetics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 28, 2011
Form 10-Q for the Quarterly Period ended September 30, 2011 Filed November 4, 2011
File No: 0-32405

Dear Mr. Parker:

Seattle Genetics, Inc. (the “Company”) is providing this letter in response to supplemental comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated January 20, 2012 (the “Comment Letter”), regarding a response letter provided by the Company on December 22, 2011 concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 and the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2011 (the “Form 10-K” and “Form 10-Q”, respectively). The following information is provided in response to the Staff’s comments included in the Comment Letter, which comments are reproduced below in bold type. Please note that the headings and numbering set forth below correspond to the heading and numbering contained in the Comment Letter.

Form 10-Q for the quarter ended September 30, 2011

Note 1. Basis of Presentation and summary of significant accounting policies

Inventories, page 6

1.	We acknowledge your response to prior comment one. Please provide us proposed revised disclosure to be included in future periodic reports in addition to that provided in your response that also states that inventory prior to FDA approval was not tracked and that providing an estimate of this reduced cost inventory cannot be reasonably determined, similar to that provided in your response.

Response. In response to the Staff’s comment, the Company proposes to expand its disclosure, commencing with the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2011, in substantially the form set forth below. The proposed changes to such disclosure (as compared to the disclosure provided in the initial Comment Letter) to address the Staff’s comment are underlined in the proposed disclosure below:

“ADCETRIS cost of sales includes manufacturing costs of product sold, third party royalty costs, amortization of technology license costs and distribution and other costs. We began capitalizing ADCETRIS manufacturing costs as inventory following the accelerated approval by the FDA in its two approved indications on August 19, 2011. The cost of product manufactured prior to FDA approval was expensed as research and development expense as incurred and was combined with other research and development expenses. While we tracked the quantities of individual ADCETRIS product lots, we did not track pre-FDA approval manufacturing costs in our inventory system and therefore the manufacturing cost of ADCETRIS produced prior to FDA approval is not reasonably determinable. Most of the product produced prior to FDA approval is expected to be available for us to use commercially. We expect that our cost of sales as a percentage of sales will increase in future periods as product manufactured prior to FDA approval, and therefore fully expensed, is consumed. This cost benefit is expected to occur during at least the first year of commercial sales of ADCETRIS; however, the time period over which this reduced-cost inventory is consumed will depend on a number of factors, including the amount of future ADCETRIS sales, the ultimate use of this inventory in either commercial sales, clinical development or other research activities and the ability to utilize inventory prior to its expiration date. We expect as this reduced-cost inventory is used, the percentage of total costs of sales for sales of ADCETRIS will increase into the teens.”

Collaboration and license agreement revenue, page 7

2.	We acknowledge your response to our comment two and reissue our comment in part. Please provide us proposed disclosure to be included in future periodic reports for each of your significant collaboration and license agreements as required by ASC 605-25-50-2 that includes disclosure regarding the contingent consideration of each milestone.

Response. In response to the Staff’s comment, the Company respectfully disagrees that ASC 605-25-50-2 requires the disclosure of contingent consideration of each milestone as requested. In the Company’s view, disclosure of contingent consideration of each milestone is required under ASC 605-28-50-2, which is applicable to the milestone method of accounting, and is an accounting policy election that the Company has not made. However, in an effort to be responsive to the Staff’s comment, we are proposing to provide the additional disclosure in the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2011, and in future reports, as appropriate, in substantially the forms set forth below.

To address the Staff’s comment, we are proposing a summary-level disclosure of contingent milestone payments. For the reasons stated, we believe that providing a detailed description of each and every revenue milestone involving contingent consideration we may potentially receive under our existing agreements is inconsistent with and counter to the objective of providing meaningful disclosure. In this regard, one of our business strategies is to outlicense our proprietary antibody-drug conjugate, or ADC, technology to other parties. Under these licensing arrangements, the ADC collaborator is solely responsible for the development of its product candidates utilizing this technology. The achievement of a milestone is based solely on the relevant ADC collaborator’s efforts with no substantive involvement by the Company. Additionally, an ADC collaborator is not required under any ADC collaboration agreement to disclose to the Company the status of its development efforts making it infeasible for the Company to predict if, and when, a collaborator may achieve a milestone. Through these ADC collaborations, we have built a broad base of potential milestone payments covering many collaborations, product candidates and potential milestone events. These agreements contain over 500 individual potential milestone events and related contingent consideration. As we continue to execute our business strategy in our normal course of business, the number of potential milestones and contingent consideration payments will likely increase as additional ADC collaborations are executed. As further described below, we respectfully submit that providing a detailed description of each and every potential milestone and contingent consideration for over 500 milestones will not provide investors with meaningful or material information, and will be confusing and potentially misleading, primarily because:

•

Such detailed disclosure would result in an information overload and would inappropriately lead the reader to the conclusion that the Company is substantively involved in the attainment of these milestones and is working towards achieving a milestone when it is not; and

•

Disclosing all milestones and contingent consideration may lead investors to mistakenly place an unrealistic value on the payment stream from future milestone payments because an investor will not have a basis to form an opinion on the likelihood or timing of achieving any given milestone since the factors to determine whether a milestone is likely to be achieved or not is unknown by the Company and outside its control.

We propose that for each material collaboration agreement, we disclose the potential milestone contingent consideration under each such agreement aggregated into the categories of development, regulatory and commercialization (as was discussed in our prior telephone conversation with the Staff). Currently, this would include the Company’s ADCETRIS collaboration with Millennium. Although our collaboration with Agensys is material with regards to collaboration products, there are no milestones associated with those products and we will instead include the milestones that may be achieved for Agensys’ products with our other ADC collaborations as discussed below. This dislcosure will help investors focus on agreements that are material to the Company and the general nature of the events and timing that may lead to the achievement of milestones and the resulting contingent consideration under those agreements.

For those agreements that are not currently material, such as our current ADC collaborations entered into in the ordinary course of business, we propose to disclose all potential milestone contingent consideration for the agreements collectively on an aggregate basis by using the same categories of development, regulatory and commercialization. In this way, we mitigate the risk of providing potentially confusing and misleading information to investors, while achieving the goal of disclosing the amount of aggregate milestones based on the nature of the milestone event. In addition, for the reasons stated above with respect to our ADC collaborations, the Company does not have a reasonable basis of predicting the timing of future milestone achievement by our ADC collaborators and believes that it would be inappropriate to speculate on which milestone events might potentially be met and when such events might occur, particularly since the Company does not control the research, development or commercialization of any products generated by its ADC collaborators. Further, the potential milestones across all active ADC collaborations amount to more than $3.2 billion. The earliest of these collaborations were entered into more than nine years ago. To date, the Company has received less than $22 million in milestone payments from these collaborations (less than 0.7% of the potential amount) over that nine year period. Therefore, although there is a large potential for future milestone payments to the Company under its ADC collaborations, the milestone payments received to date have not been material compared to our annual total revenue over that nine year period, and until an ADC collaborator moves into late stage clinical trials and receives approval for a product candidate (events the Company is not involved with and does not control) it is unlikely that the Company will receive material milestone payments under these ADC collaborations.

We note that in a response letter to the Staff in September 2010, we submitted that our ADC collaborations were not material agreements for several reasons and we believe that reasoning is still correct. Currently, the Company does not depend in any material respect on the receipt of milestone payments under the collaboration agreements with our ADC collaborators, and none of the Company’s product development programs rely on agreements with our ADC collaborators. Accordingly, the Company’s business is not substantially dependent on the agreements with its ADC collaborators. The Company acknowledges, however, that it may be possible for an individual collaboration agreement with an ADC collaborator to become material in the future. For example, if a product that incorporates the Company’s ADC technology receives marketing approval from the FDA, the milestone payments, royalties or other rights and benefits under such collaboration agreement may become material to the Company. Accordingly, the

Company acknowledges its obligation to regularly review each of its ADC collaboration agreements and other similar arrangements to evaluate their materiality, and if any such ADC collaboration agreement becomes material, to provide the disclosure for such individual material agreement as set forth above regarding the potential contingent milestone consideration.

The proposed changes to such disclosure (as compared to the disclosure in the Form 10-Q) to address the Staff’s comment are underlined in the proposed disclosures below:

1.	Basis of presentation and summary of significant accounting policies

Collaboration and license agreement revenue

“The Company uses a time-based proportional performance model to recognize revenue over the Company’s performance period and has adopted ASU 2009-13 entitled “Multiple-Deliverable Revenue Arrangements, a consensus of the FASB Emerging Issues Task Force.” Under this standard, payments received by the Company are recognized as revenue over the performance period of the collaboration. Collaboration and license agreements are evaluated to determine whether the multiple elements and associated deliverables can be considered separate units of accounting. To date, the deliverables under the Company’s collaboration and license agreements have not qualified as separate units of accounting. Accordingly, all amounts received or due, including any upfront payments, maintenance fees, milestones payments and reimbursement payments, are recognized as revenue over the performance obligation periods of each agreement, which range from two to eight years for the Company’s current agreements. Thereafter, such amounts received or due will be recognized as revenue when collectibility is reasonably assured. The assessment of multiple element arrangements requires judgment in order to determine the appropriate point in time, or period of time, that revenue should be recognized. The Company believes that the period used in each agreement is a reasonable estimate of the performance obligation period of such agreement. The Company did not elect to adopt ASU 2010-17 entitled “Milestone Method of Revenue Recognition” which was available as a policy election beginning in the first quarter of 2011.

The Company’s collaboration and license agreements include contractual milestones. Generally, the milestone events contained in the Company’s collaboration and license agreements coincide with the progression of the collaborators’ proprietary product candidates from development, to regulatory approval and then to commercialization and fall into the following categories.

Development milestones in the Company’s collaborations may include the following types of events:

•

Designation of a product candidate or initiation of pre-clinical studies. The Company’s collaborators must undertake significant pre-clinical research and studies to make a determination of a product candidate and the time from those studies or designation to initiation of a clinical trial may take several years.

•	Initiation of a phase 1 clinical trial. Generally, phase 1 clinical trials take one to two years to complete.

•	Initiation or completion of a phase 2 clinical trial. Generally, phase 2 clinical trials take one to three years to complete.

•	Initiation or completion of a phase 3 clinical trial. Generally, phase 3 clinical trials take two to six years to complete.

Regulatory milestones in the Company’s collaborations may include the following types of events:

•

Filing of regulatory applications for marketing approval such as a Biologics License Application, or BLA, in the United States or Marketing Authorization Application in Europe. Generally, it takes up to twelve months to prepare and submit regulatory filings.

•

Receiving marketing approval in a major market, such as in the United States, Europe or Japan. Generally it takes up to three years after a marketing application is submitted to obtain full approval for marketing and pricing from the applicable regulatory agency.

Commercialization milestones in the Company’s collaborations may include the following types of events:

•	First commercial sale in a particular market, such as in the United States or Europe.

•

Product sales in excess of a pre-specified threshold, such as annual sales exceeding $1 billion. The amount of time to achieve this type of milestone depends on several factors, including, but not limited to, the dollar amount of the threshold, the pricing of the product, market penetration of the product and the rate at which customers begin using the product.

The Company has developed a proprietary technology for linking cytotoxic drugs to monoclonal antibodies called antibody-drug conjugates, or ADCs. This proprietary technology is the basis of the Company’s ADC collaborations that the Company has entered into in ordinary course of its business with a number of biotechnology and pharmaceutical companies. Under the Company’s ADC collaboration agreements, the Company grants its collaborators research and commercial licenses to the Company’s technology and provides technology transfer services, technical advice, supplies and services for a limited period of time. The Company’s ADC collaborators are solely responsible for the development of their product candidates and the achievement of a milestone in any of the categories identified above is based solely on the collaborators’ efforts. In the case of the Company’s other collaboration and license agreements, such as the Company’s ADCETRIS collaboration with Millennium or its co-development agreement with Agensys, the Company’s proprietary products or product candidates may be covered by the collaboration or the Company may be involved in certain development activities; however, the achievement of milestone events under these agreements is based on activities undertaken by the collaborator.

The process of successfully developing a product candidate, having it approved and ultimately commercialized is highly uncertain and the attainment of any milestones is therefore uncertain and difficult to predict. In addition, since the Company does not take a substantive role or control the research, development or commercialization of any products generated by its ADC collaborators, the Company is not able to reasonably estimate when, if at all, any milestone payments or royalties may be payable to the Company by its ADC collaborators. As such, the milestone payments the Company may receive from its ADC collaborators involve a substantial degree of uncertainty and risk that they may never be received. Similarly, even in those collaborations where the Company may have an active role in the development of the product candidate, such as the Company’s ADCETRIS collaboration with Millennium, the attainment of a milestone is based on the collaborator’s activities and is generally outside the direction and control of the Company.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of operations

Three months and nine months ended September 30, 2011 and 2010

Collaboration and license agreement revenues

“Millennium

Millennium revenues increased 27% to $6.0 million in the third quarter and 84% to $20.5 million for the first nine months of 2011 compared to the comparable periods in 2010. These revenues reflect amounts earned under our ADCETRIS collaboration agreement and our ADC collaboration agreement with Millennium. Revenues for the three and nine month periods ended September 30, 2011 increased as compared to the prior year due to revenues earned under the ADCETRIS collaboration. Revenues for the nine month period ended September 30, 2011 also increased over comparable periods in 2010 due to the earned portion of a payment received from Millennium upon its exercise of an option to take an exclusive license to a second antigen target under the ADC collaboration.

Under the ADCETRIS collaboration, we are entitled to receive progress- and sales-dependent milestone payments based on Millennium’s achievement of certain events related to ADCETRIS, including approval of ADCETRIS by the EMA for which it is responsible, in addition to tiered royalties starting in the mid-teens and escalating to the mid-twenties based on net sales of ADCETRIS within Millennium’s licensed territories, subject to offsets for third party royalties paid by Millennium. Total milestone payments to us under the ADCETRIS collaboration could exceed $230 million, of which up to $7 million relate to the achievement of development milestones, up to $162.5 million relate to the achievement of regulatory milestones and up to $65 million relate to the achievement of commercial milestones. In 2011, we received a $5 million milestone payment as a result of the acceptance of Millennium’s MAA by the EMA.

ADC Collaborations

We have active collaborations with nine companies to allow them to use our proprietary ADC technology with their monoclonal antibodies. Under our ADC collaborations, which we enter into in the ordinary course of business, we receive or are entitled to receive upfront cash payments, progress-dependent milestones and royalties on net sales of products incorporating our ADC technology, as well as annual maintenance fees and support fees for research and development services and materials provided under the agreements. As of September 30, 2011, our ADC collaborations had generated over $160 million, primarily in the form of upfront payments. Total milestone payments to us under our current ADC collaborations could exceed $3.2 billion if all potential product candidates achieved all of the milestone events under all of our current ADC collaborations. Of this amount, up to $724 million relate to the achievement of development milestones, up to $1.5 billion relate to the achievement of regulatory milestones and up to $990 million relate to the achievement of commercial milestones. Our ADC collaborators are responsible for development, manufacturing and commercialization of any ADC product candidates that result from the collaborations and are solely responsible for the achievement of any of the potential milestones under these collaborations. Since we do not control the research, development or commercialization of any products generated by our ADC collaborators, we are not able to reasonably estimate when, if at all, any milestone payments or royalties may be payable by our ADC collaborators. In addition, our current ADC collaborations are at early stages of development. We have not received and do not expect to receive material milestone payments from any of our current ADC collaborators unless and until a product that incorporates our ADC technology enters late-stage clinical development and/or receives marketing approval from the FDA, if at all. Successfully developing a product candidate, obtaining regulatory approval and ultimately commercializing it is a significantly lengthy and highly uncertain process which entails a significant risk of failure. In addition, business combinations, changes in an ADC collaborator’s business strategy and financial difficulties or other factors could result in an ADC collaborator abandoning or delaying development of its ADC product candidates. As such, the milestone payments we may receive from our ADC collaborators involve a substantial degree of risk to achieve and may never be received. Accordingly, we do not expect, and investors should not assume, that we will receive all of the potential milestone payments provided for under our ADC collaborations and it is possible that we may never receive any significant milestone payments under our ADC collaborations.

Genentech revenues decreased 91% to $0.8 million in the third quarter of 2011. Revenues in the third quarter of 2010 and 2011 reflect amounts earned under our ADC collaboration with Genentech, and in 2010 included the earned portion of a payment received from Genentech to expand the collaboration. Genentech revenue decreased during the nine months ended September 30, 2011 as a result of approximately $70 million of revenues earned in the 2010 period under the dacetuzumab collaboration that ended in June 2010.

Pfizer revenues for the three and nine month periods ended September 30, 2011 reflect the earned portion of an $8 million upfront payment under our ADC collaboration agreement that we entered into in December 2010.

GSK revenues for the three and nine month periods ended September 30, 2011 reflect the earned portion of a $12 million upfront payment and reimbursable support we provided to GSK under our ADC collaboration agreement entered into in December 2009.

Abbott revenues for the three and nine month periods ended September 30, 2011 reflect the earned portion of an $8 million upfront payment and reimbursable support we provided to Abbott under our ADC collaboration agreement that we entered into in March 2011.

Other revenues consist of amounts earned under our ADC collaborations with other companies that generated lower amounts of revenue during the periods presented. This revenue reflects the earned portion of fees and payments received under these ADC collaboration agreements, which generally include some or all of the upfront license payments, renewal fees, milestones and payments for research and development support that we may provide to our collaborators. These payments are recognized as revenue over the development period of the collaboration.

Our collaboration revenues are impacted by the term and duration of our collaboration agreements and by progress-dependent milestones, annual maintenance fees and reimbursement of materials and support services as our collaborators advance their product candidates through development. Collaboration revenues may vary substantially from year to year and quarter to quarter depending on the progress made by our collaborators with their product candidates, the timing of milestones achieved, our ability to enter into additional collaboration agreements and the level of support we provide to our collaborators. Millennium collaboration revenues to date have exceeded the 2010 full year amounts as a result of the recognition of amounts earned under the ADCETRIS collaboration agreement. However, total collaboration revenues are expected to be substantially lower in 2011 compared to 2010 as a result of revenue recognized in the first half of 2010 related to the dacetuzumab collaboration with Genentech that has ended. We have a significant balance of deferred revenue, representing prior payments from our collaborators that have not yet been recognized as revenue. This deferred revenue will be recognized as revenue in future periods using a time-based approach as we fulfill our performance obligations.”

* * * * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 425-527-4000 if you have any questions or would like additional information regarding these matters.

Sincerely,

/s/ KIRK D. SCHUMACHER
Kirk D. Schumacher
Vice President and General Counsel Seattle Genetics, Inc.